UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE  SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-12213

A.            Full title of the plan and address of the plan, if different from that of the issuer named below:

COVANCE 401(k) SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COVANCE INC.

210 CARNEGIE CENTER

PRINCETON, NEW JERSEY 08540

Covance 401(k) Savings Plan

Financial Statements

and Supplemental Schedule

December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

Covance 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Covance 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

MetroPark, New Jersey	/s/ Ernst & Young LLP
June 29, 2011

Covance 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

(Dollars in thousands)	2010	2009

Assets:
Investments at fair value:
Registered investment companies	$363,835	$292,417
Covance stock fund	88,727	100,965
Common collective trusts	47,574	45,964
Total investments at fair value	500,136	439,346

Notes receivable from participants	7,646	6,778
Participant contribution receivable	338	940
Employer contribution receivable	175	298
Interest receivable	-	1
Total assets	508,295	447,363

Liabilities:
Unsettled participant activity	36	50
Net assets available for benefits	508,259	447,313

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(397)	854

Net assets available for benefits	$507,862	$448,167

See accompanying notes.

Covance 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2010 and 2009

(Dollars in thousands)	2010	2009

Additions to (deductions from) net assets attributable to:
Investment income:
Interest and dividends	$7,127	$6,138
Net appreciation in fair value of investments	34,388	75,626
Net investment income	41,515	81,764

Contributions:
Participant	31,144	29,113
Rollovers	3,072	3,783
Employer	19,771	17,621
Total contributions	53,987	50,517

Benefits paid to participants	(35,710)	(19,551)
Administrative fees	(97)	(67)
Net increase in net assets available for benefits	59,695	112,663

Net assets available for benefits at beginning of year	448,167	335,504
Net assets available for benefits at end of year	$507,862	$448,167

See accompanying notes.

Covance 401(k) Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

1. Description of the Plan

The following description of the Covance 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) and includes assets transferred effective December 31, 1999 from the Covance Employee Stock Ownership Plan (the “ESOP”).  The ESOP was designed to comply with Section 4975(e)(7) and the regulations thereunder the Code. The Plan is subject to the applicable provisions of ERISA. Employees hired after December 31, 1998 are not eligible to participate in the ESOP and Covance Inc. (the “Company”) does not intend to make any future contributions to the ESOP.

Eligibility

Any U.S. employee who has completed one hour of service is eligible to participate in the Plan; however, an employee is only eligible to receive employer matching contributions on the first day of the month following the completion of six months of service.

Contributions

Each participant may contribute any whole percentage of their eligible compensation between 1% and 50%, subject to annual Internal Revenue Service (“IRS”) limitations. Through December 31, 2010, the Company made a matching contribution to the Plan equal to three times each participant’s contribution for the first 1% of eligible compensation contributed to the Plan and 1/2 of each additional 1% of each participant’s eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 5.5% for a participant who contributed 6% or more of their eligible compensation.  The Company funds its matching contribution in cash, which is invested as elected by the participant.  At its own discretion, the Company may make a discretionary contribution to the Plan (“Discretionary Contribution”) in any year, which would be allocable equally to all eligible participants employed by the Company at the end of the Plan year, provided that any such Discretionary Contribution for any Plan year may only be made out of current or accumulated Company earnings and profits, and may not exceed the maximum allowable as a deduction to the Company under Section 404 of the Code. No such Discretionary Contribution has been made to the Plan through December 31, 2010.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2010 and 2009

1. Description of the Plan (continued)

Investment Elections

Participants may elect to have their contributions and Company matching contributions invested in any one or a combination of select funds offered by Fidelity Investments (“Fidelity”) in accordance with the Plan document. In addition, participants can elect to have contributions invested in the Covance Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, an allocation of any Discretionary Contributions and an allocation of the Plan’s earnings. Any Discretionary Contributions, if made, would be allocated pro rata based on participant account balances.  Earnings are allocated by fund based on the ratio of a participant’s account invested in a particular fund to all investments in that fund.

Vesting

Participants are immediately vested in their contributions and the allocated earnings thereon. Participants become 25%, 50% and 100% vested in Company contributions after two, three and four years of service, respectively.

Payment of Benefits

Each participant is entitled to receive the balance of their account upon retirement on or after age 65, or in the event of total and permanent disability or death. In addition, upon termination of employment with the Company, a participant may elect to be paid a lump sum amount equal to the value of the vested portion of their account balance. Participants entitled to a distribution of benefits with a vested account balance of $1,000 or less will automatically receive a lump sum payment. If the balance of a participant’s account exceeds $1,000 they can elect to receive either an immediate distribution or defer taking a distribution (but not beyond age 70 1/2). Payments shall be distributed in cash, except to the extent that a participant had previously elected otherwise under the terms of the Plan as in effect at the time of such election. Benefit distributions are recorded when paid.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2010 and 2009

1. Description of the Plan (continued)

Loans to Participants

A participant may borrow from the Plan a minimum of $1,000 up to the lesser of (i) 50% of the value of the vested portion of their account balance on the date the loan is made or (ii) $50,000 less the highest outstanding loan balance in the last twelve months. A participant may only have one loan outstanding at any time. Loans bear interest at a rate of one percent above the prime rate, as published in the Wall Street Journal.

Forfeited Accounts

Employees who leave the Company prior to completing four years of service forfeit the unvested portion of the Company’s matching contributions. Forfeited amounts are invested in the Fidelity Managed Income Portfolio Fund and are used to reduce future Company matching contributions and/or to pay Plan administration expenses. At December 31, 2010 and 2009, the balance of unused forfeited amounts available to offset future Company matching contributions and/or Plan administration expenses totaled $0.7 million and $0.3 million, respectively.  During 2010 and 2009, the Company utilized forfeited amounts totaling $0.8 million and $0.9 million, respectively, to offset matching contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time, subject to provisions of ERISA and the Plan. In the event of Plan termination, each participant’s account balance would become fully vested.

Plan Administration

The Plan is administered by a benefits administration committee appointed by the Compensation and Organization Committee of the Board of Directors of the Company. Fidelity Management Trust Company is the trustee of the Plan. Plan administration expenses can either be paid directly by the Company or paid through the liquidation of amounts forfeited under the Plan. When paid by the Company, these expenses are not reflected in the accompanying financial statements. When paid by the Plan, through the liquidation of amounts forfeited under the Plan, these expenses are reflected in the accompanying financial statements.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2010 and 2009

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

Investments

The Plan’s investments are stated at fair value. Investments in the Covance Stock Fund and registered investment company funds are valued at quoted active market prices, except for the Fidelity Managed Income Portfolio Funds, which are stable value investments in a common collective trust valued at contract value (see note 4). Purchases and sales of securities are recorded on a trade date basis using the average cost method.

Notes Receivable from Participants

Notes receivables from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”). ASU 2011-04 amended the FASB Accounting Standards Codification 820, “Fair Value Measurements and Disclosures” (“ASC 820”) to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”). Some of the amendments clarify the application of existing fair value measurement

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2010 and 2009

2. Summary of Significant Accounting Policies (continued)

requirements, while other amendments change particular principles in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. This guidance is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively to all periods presented comparatively. Participant loans totaling $6.8 million have been reclassified from investments to notes receivable from participants as of December 31, 2009. The adoption of ASU 2010-25 had no impact on the value of participant loans from the amount previously reported.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) – Fair Value Measurements and Disclosures (“ASU 2010-06”) to add additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3 (as defined in Note 5 below). With the exception of the requirement to present the activity in Level 3 measurements, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009.  Since ASU 2010-06 only affects fair value measurement disclosures, adoption of the standard did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2010 and 2009

3. Investments

During 2010 and 2009, the Plan’s investments (including investments purchased and sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted active market prices as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
(Dollars in thousands)	2010	2009

Covance Stock Fund	$(5,136)	$15,888
Shares of registered investment companies	39,524	59,738
	$34,388	$75,626

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
(Dollars in thousands)	2010	2009

Covance Stock Fund	$88,727	$100,965
Fidelity Contrafund K	52,898	45,875
Fidelity Managed Income Portfolio Fund	41,487	45,964
Fidelity Equity Income K Fund	26,365	24,006
Fidelity International Discovery K Fund	-	23,300

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2010 and 2009

4. Common Collective Trusts

The Plan holds investments in guaranteed investment contracts through the Fidelity Managed Income Portfolio Fund and Fidelity Managed Income Portfolio Fund II, which are stable value investments in common collective trusts reflected at contract value. The investments in the Fidelity Managed Income Portfolio Funds are included in the statements of net assets available for benefits under “Investments at fair value: Common collective trusts” at a fair value of $47.6 million and $46.0 million at December 31, 2010 and 2009, respectively. Fair value is calculated as the total fair value of the underlying assets plus the total wrapper rebid value (as applicable), which is calculated by discounting the annual rebid fee over the duration of the contract assets. In determining the net assets available for benefits, the Fidelity Managed Income Portfolio Fund investments are recorded at their contract values, of $47.2 million and $46.8 million at December 31, 2010 and 2009, respectively, which are equal to the principal balance plus accrued interest.  The adjustment to reflect the Fidelity Managed Income Portfolio Funds at fair value at December 31, 2010 and 2009 totaled ($0.4) million and $0.9 million, respectively.

5. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2010 and 2009

5. Fair Value Measurements (continued)

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
(Dollars in thousands)	Level 1	Level 2	Level 3	Total

Registered investment companies: (1)
Equity/Bond mutual funds	$233,911	$-	$-	$233,911
Lifecycle funds (2)	108,000	-	-	108,000
Balanced mutual funds	21,924	-	-	21,924
Covance stock fund	88,727	-	-	88,727
Common collective trusts (3)	-	47,574	-	47,574
Total	$452,562	$47,574	$-	$500,136

	Assets at Fair Value as of December 31, 2009
(Dollars in thousands)	Level 1	Level 2	Level 3	Total

Registered investment companies: (1)
Equity/Bond mutual funds	$192,490	$-	$-	$192,490
Lifecycle funds (2)	83,308	-	-	83,308
Balanced mutual funds	16,619	-	-	16,619
Covance stock fund	100,965	-	-	100,965
Common collective trusts (3)	-	45,964	-	45,964
Total	$393,382	$45,964	$-	$439,346

(1)          The fair values of the investments in these categories have been estimated using the net asset value per share.

(2)          Includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances.  The funds share the common goal of first growing and then later preserving principal.

(3)          The common collective trusts are stable value investments designed to deliver safety and stability by preserving principal and accumulating earnings. The funds are primarily invested in guaranteed investment contracts. The fair value of these funds are estimated based on the fair value of the underlying investment contracts in the funds, as reported by the issuer of the funds. The fair value differs from the contract value, the contract value of these funds was $47,177 and $46,818 as of December 31, 2010 and 2009, respectively (see Note 4).

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2010 and 2009

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that increases or decreases in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 2, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

Covance 401(k) Savings Plan

Notes to Financial Statements (continued)

December 31, 2010 and 2009

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2010 and 2009:

	December 31
(Dollars in thousands)	2010	2009

Net assets available for benefits per the financial statements	$507,862	$448,167
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	397	(854)
Net assets available for benefits per the Form 5500	$508,259	$447,313

9.  Related Party Transactions

The Plan holds investments in common collective trust funds managed by Fidelity, the trustee of the Plan. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

10.  Subsequent Events

Effective January 1, 2011, the Company revised its matching policy, whereby the Company now makes a matching contribution to the Plan equal to two times each participant’s contribution for the first 1% of eligible compensation contributed to the Plan and ½ of each additional 1% of each participant’s eligible compensation contributed to the Plan up to an additional 5%, resulting in a maximum matching contribution of 4.5% for a participant who contributes 6% or more of their eligible compensation.

Supplemental Schedule

EIN: 22-3265977
Plan # 001

Covance 401(k) Savings Plan

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)

December 31, 2010

(Dollars in thousands)

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
	Value of interests in registered investment companies:
Fidelity Investments*	Fidelity Contrafund K**; 781,353 shares	***	$52,898
Fidelity Investments*	Fidelity Equity Income K Fund**; 595,949 shares	***	26,365
Fidelity Investments*	Fidelity International Discovery K Fund**; 767,854 shares	***	25,316
Fidelity Investments*	Fidelity Freedom 2030 Fund**; 1,804,735 shares	***	24,851
Fidelity Investments*	Fidelity Freedom 2040 Fund**; 3,055,930 shares	***	24,478
Fidelity Investments*	Fidelity Freedom 2020 Fund**; 1,595,623 shares	***	22,004
Fidelity Investments*	Fidelity US Bond Index Fund**; 1,804,832 shares	***	20,449
Fidelity Investments*	Fidelity Balanced K Fund**; 1,006,256 shares	***	18,344
Fidelity Investments*	Neuberger Berman Genesis Trust; 365,151 shares	***	16,782
Fidelity Investments*	Fidelity Export & Multinational K Fund**; 653,616 shares	***	14,242
Fidelity Investments*	Baron Growth Fund; 246,771 shares	***	12,642
Fidelity Investments*	Fidelity Magellen K Fund**; 169,456 shares	***	12,133
Fidelity Investments*	Fidelity Mid Cap Stock K Fund**; 407,267 shares	***	11,738
Fidelity Investments*	Spartan 500 Index Fund; 213,895 shares	***	9,514
Fidelity Investments*	Fidelity Freedom 2050 Fund**, 875,041 shares	***	8,208
Fidelity Investments*	Western Asset Core Plus Bond Fund; 714,398 shares	***	7,701
Fidelity Investments*	Fidelity Freedom 2010 Fund**; 539,100 shares	***	7,326
Fidelity Investments*	Goldman-Sachs Mid-Cap Value Fund; 185,383 shares	***	6,702
Fidelity Investments*	Fidelity Capital Appreciation K Fund**; 259,996 shares	***	6,594
Fidelity Investments*	Fidelity Freedom 2035 Fund**; 532,824 shares	***	6,111
Fidelity Investments*	Fidelity Freedom 2045 Fund**; 633,620 shares	***	6,013
Fidelity Investments*	Spartan International Index Fund; 156,025 shares	***	5,487
Fidelity Investments*	Oakmark Select I; 194,826 shares	***	5,348
Fidelity Investments*	Fidelity Freedom 2025 Fund**; 456,288 shares	***	5,257
Fidelity Investments*	Fidelity Freedom Income Fund**; 317,404 shares	***	3,580
Fidelity Investments*	Fidelity Freedom 2015 Fund**; 247,469 shares	***	2,806
Fidelity Investments*	Fidelity Freedom 2000 Fund**; 57,393 shares	***	685
Fidelity Investments*	Fidelity Freedom 2005 Fund**; 24,144 shares	***	261
	Total value of interest in registered investment companies		363,835

Covance Inc. **	Covance stock fund:
	Common stock; 1,681,827 shares	***	86,463
	Fidelity Institutional Cash–Money Market CL1**; 2,264,005 shares	***	2,264
	Total value of Covance stock fund		88,727

Fidelity Investments*	Common collective trust: Fidelity Managed Income Portfolio Fund**; 41,149,970 shares	***	41,487
Fidelity Investments*	Common collective trust: Fidelity Managed Income Portfolio Fund II**; 6,026,993 shares	***	6,087
	Total investments		$500,136
Participant loans**	Interest rates ranging from 4.25% to 10.50% and maturing at various dates through 2024	***	$7,646

*	Fidelity Investments Institutional Operations Company, Inc.
**	Party-in-interest
***	Not required as the investment is participant-directed

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan sponsor of the Covance 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COVANCE 401(K) SAVINGS PLAN

Dated:	June 29, 2011

/s/ Raul Valentin
Raul Valentin
V.P. Global Recruitment and Rewards
Covance Inc.

Exhibit Index

Exhibit Number	Document

23.1	Consent of Independent Registered Public Accounting Firm